UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")
Notification of PDMRs' Interests

Long-Term Incentive Plan ("LTIP") - 2014 Release

In 2001, the Company established the Pearson Long-Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders.  Since 2006, the annual LTIP awards have been based around three performance measures: relative total shareholder return, return on invested capital and earnings per share growth.

Restricted Share Awards Granted in 2011

Under the terms of the LTIP, all shares that vest are released to participants three years after an award is granted, providing that the participant is still employed by the Company.

The following table sets out the number of shares released to PDMRs on 8 August 2014 under the 2011 LTIP awards, as notified to the Company on 11 August 2014. The LTIP rules require that sufficient shares are sold to discharge the tax liability arising on the shares released, and certain participants requested additional shares to be sold on their behalf.  The shares set out in the third and fourth columns below were sold on 8 August 2014 at an average price of 1106.84p per share, with the number of shares or American Depositary Receipts (ADRs) set out in the final column below being retained by the PDMRs.

Name of PDMR	Shares Released	Shares sold to discharge tax liabilities	Additional shares sold	Shares/ADRs Retained
Roderick Bristow	19,312	9,077	0	10,235 ordinary shares
Timothy Bozik	34,080	17,364	0	16,716 ADRs
Douglas Kubach	34,080	16,427	17,653	0 ADRs
Donald Kilburn	23,856	7,766	16,090	0 ADRs

Interests of the PDMRs

As a result of the above transactions, the PDMRs are interested in the following shares (excluding shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Name of PDMR	Number of Shares/ADRs	% of Capital
Roderick Bristow	83,123	0.01014%
Timothy Bozik	16,716	0.00204%
Douglas Kubach	10	0.00000%
Donald Kilburn	2,206	0.00027%

PEARSON plc

Date: 12 August 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary